Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-224538-01

February 11, 2020

Duke Realty Limited Partnership

Pricing Term Sheet

$325,000,000 3.050% Senior Notes due 2050

This pricing term sheet is qualified in its entirety by reference to the Issuer’s preliminary prospectus supplement dated February 11, 2020 and the accompanying prospectus (together, the “Preliminary Prospectus”). The information in this pricing term sheet supplements the Preliminary Prospectus and updates and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. Capitalized terms used and not defined herein have the meanings assigned to them in the Preliminary Prospectus.

3.050% Senior Notes due 2050

Issuer:	Duke Realty Limited Partnership

Title of Security:	3.050% Senior Notes due 2050

Ranking:	Senior Unsecured Notes

Principal Amount:	325,000,000

Gross Proceeds:	$316,371,250

Net Proceeds (before expenses):	$313,527,500

Maturity Date:	March 1, 2050

Coupon:	3.050%

Public Offering Price:	97.345%, plus accrued interest from February 21, 2020

Yield to Maturity:	3.188%

Spread to Benchmark Treasury:	+112 basis points

Benchmark Treasury:	2.250% due August 15, 2049

Benchmark Treasury Price / Yield:	104-00 / 2.068%

Interest Payment Dates:	March 1 and September 1, beginning September 1, 2020

Optional Redemption:	Prior to September 1, 2049, at the Make-Whole Amount of Treasury plus 20 basis points. On or after September 1, 2049, the notes will not include a Make-Whole Amount.

Trade Date:	February 11, 2020

Settlement Date:	T+7; February 21, 2020

Distribution:	SEC registered

CUSIP:	26441Y BD8

ISIN:	US26441YBD85

Denominations/Multiple:	$2,000 x $1,000

Joint Bookrunners:	Wells Fargo Securities, LLC
Barclays Capital Inc.
RBC Capital Markets, LLC
UBS Securities LLC
Regions Securities LLC
Scotia Capital (USA) Inc.

Co-Managers:	Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
PNC Capital Markets LLC
Samuel A. Ramirez & Company, Inc.
SunTrust Robinson Humphrey, Inc.
U.S. Bancorp Investments, Inc.

Use of Proceeds:	The company intends to use the net proceeds from the offering to fund the redemption of the company’s 4.375% Senior Notes due 2022. Any remaining net proceeds from this offering will be used for general corporate purposes. In the short term, the net proceeds may be used to repay borrowings outstanding on the company’s unsecured senior line of credit and may be held in cash and cash equivalents.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

Wells Fargo Securities, LLC	1-800-645-3751 (toll free)

Barclays Capital Inc.	1-888-603-5847 (toll free)

RBC Capital Markets, LLC	1-866-375-6829 (toll free)

UBS Securities LLC	1-888-827-7275 (toll free)

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